UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ALCOBRA LTD.

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

M2239P109

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M2239P109

1.	Name of Reporting Persons Venrock Healthcare Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,196,373(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,196,373(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,196,373(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%(3)

12.	Type of Reporting Person (See Instructions) PN

(1)       Venrock Healthcare Capital Partners, L.P., VHCP Co-Investment Holdings, LLC, Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, VHCP Management, LLC, VHCP Management II, LLC, Bong Koh and Nimish Shah are members of a group for the purposes of this Schedule 13G/A.

(2)       Consists of 557,018 ordinary shares owned by Venrock Healthcare Capital Partners, L.P., 101,892 ordinary shares owned by VHCP Co-Investment Holdings, LLC, 1,229,804 ordinary shares owned by Venrock Healthcare Capital Partners II, L.P. and 307,659 ordinary shares owned by VHCP Co-Investment Holdings II, LLC.

(3)       This percentage is calculated based upon 27,560,920 ordinary shares outstanding as of December 31, 2015, as set forth in Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on March 4, 2016.

CUSIP No. M2239P109

1.	Name of Reporting Persons VHCP Co-Investment Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,196,373(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,196,373(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,196,373(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%(3)

12.	Type of Reporting Person (See Instructions) OO

(1)       Venrock Healthcare Capital Partners, L.P., VHCP Co-Investment Holdings, LLC, Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, VHCP Management, LLC, VHCP Management II, LLC, Bong Koh and Nimish Shah are members of a group for the purposes of this Schedule 13G/A.

(2)       Consists of 557,018 ordinary shares owned by Venrock Healthcare Capital Partners, L.P., 101,892 ordinary shares owned by VHCP Co-Investment Holdings, LLC, 1,229,804 ordinary shares owned by Venrock Healthcare Capital Partners II, L.P. and 307,659 ordinary shares owned by VHCP Co-Investment Holdings II, LLC.

(3)       This percentage is calculated based upon 27,560,920 ordinary shares outstanding as of December 31, 2015, as set forth in Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on March 4, 2016.

CUSIP No. M2239P109

1.	Name of Reporting Persons Venrock Healthcare Capital Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,196,373(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,196,373(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,196,373(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%(3)

12.	Type of Reporting Person (See Instructions) PN

(1)       Venrock Healthcare Capital Partners, L.P., VHCP Co-Investment Holdings, LLC, Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, VHCP Management, LLC, VHCP Management II, LLC, Bong Koh and Nimish Shah are members of a group for the purposes of this Schedule 13G/A.

(2)       Consists of 557,018 ordinary shares owned by Venrock Healthcare Capital Partners, L.P., 101,892 ordinary shares owned by VHCP Co-Investment Holdings, LLC, 1,229,804 ordinary shares owned by Venrock Healthcare Capital Partners II, L.P. and 307,659 ordinary shares owned by VHCP Co-Investment Holdings II, LLC.

(3)       This percentage is calculated based upon 27,560,920 ordinary shares outstanding as of December 31, 2015, as set forth in Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on March 4, 2016.

CUSIP No. M2239P109

1.	Name of Reporting Persons VHCP Co-Investment Holdings II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,196,373(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,196,373(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,196,373(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%(3)

12.	Type of Reporting Person (See Instructions) OO

(1)       Venrock Healthcare Capital Partners, L.P., VHCP Co-Investment Holdings, LLC, Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, VHCP Management, LLC, VHCP Management II, LLC, Bong Koh and Nimish Shah are members of a group for the purposes of this Schedule 13G/A.

(2)       Consists of 557,018 ordinary shares owned by Venrock Healthcare Capital Partners, L.P., 101,892 ordinary shares owned by VHCP Co-Investment Holdings, LLC, 1,229,804 ordinary shares owned by Venrock Healthcare Capital Partners II, L.P. and 307,659 ordinary shares owned by VHCP Co-Investment Holdings II, LLC.

(3)       This percentage is calculated based upon 27,560,920 ordinary shares outstanding as of December 31, 2015, as set forth in Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on March 4, 2016.

CUSIP No. M2239P109

1.	Name of Reporting Persons VHCP Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,196,373(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,196,373(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,196,373(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%(3)

12.	Type of Reporting Person (See Instructions) OO

(1)       Venrock Healthcare Capital Partners, L.P., VHCP Co-Investment Holdings, LLC, Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, VHCP Management, LLC, VHCP Management II, LLC, Bong Koh and Nimish Shah are members of a group for the purposes of this Schedule 13G/A.

(2)       Consists of 557,018 ordinary shares owned by Venrock Healthcare Capital Partners, L.P., 101,892 ordinary shares owned by VHCP Co-Investment Holdings, LLC, 1,229,804 ordinary shares owned by Venrock Healthcare Capital Partners II, L.P. and 307,659 ordinary shares owned by VHCP Co-Investment Holdings II, LLC.

(3)       This percentage is calculated based upon 27,560,920 ordinary shares outstanding as of December 31, 2015, as set forth in Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on March 4, 2016.

CUSIP No. M2239P109

1.	Name of Reporting Persons VHCP Management II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,196,373(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,196,373(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,196,373(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%(3)

12.	Type of Reporting Person (See Instructions) OO

(1)       Venrock Healthcare Capital Partners, L.P., VHCP Co-Investment Holdings, LLC, Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, VHCP Management, LLC, VHCP Management II, LLC, Bong Koh and Nimish Shah are members of a group for the purposes of this Schedule 13G/A.

(2)       Consists of 557,018 ordinary shares owned by Venrock Healthcare Capital Partners, L.P., 101,892 ordinary shares owned by VHCP Co-Investment Holdings, LLC, 1,229,804 ordinary shares owned by Venrock Healthcare Capital Partners II, L.P. and 307,659 ordinary shares owned by VHCP Co-Investment Holdings II, LLC.

(3)       This percentage is calculated based upon 27,560,920 ordinary shares outstanding as of December 31, 2015, as set forth in Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on March 4, 2016.

CUSIP No. M2239P109

1.	Name of Reporting Persons Shah, Nimish

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,196,373(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,196,373(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,196,373(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%(3)

12.	Type of Reporting Person (See Instructions) IN

(1)       Venrock Healthcare Capital Partners, L.P., VHCP Co-Investment Holdings, LLC, Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, VHCP Management, LLC, VHCP Management II, LLC, Bong Koh and Nimish Shah are members of a group for the purposes of this Schedule 13G/A.

(2)       Consists of 557,018 ordinary shares owned by Venrock Healthcare Capital Partners, L.P., 101,892 ordinary shares owned by VHCP Co-Investment Holdings, LLC, 1,229,804 ordinary shares owned by Venrock Healthcare Capital Partners II, L.P. and 307,659 ordinary shares owned by VHCP Co-Investment Holdings II, LLC.

(3)       This percentage is calculated based upon 27,560,920 ordinary shares outstanding as of December 31, 2015, as set forth in Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on March 4, 2016.

CUSIP No. M2239P109

1.	Name of Reporting Persons Koh, Bong

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,196,373(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,196,373(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,196,373(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%(3)

12.	Type of Reporting Person (See Instructions) IN

(1)       Venrock Healthcare Capital Partners, L.P., VHCP Co-Investment Holdings, LLC, Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, VHCP Management, LLC, VHCP Management II, LLC, Bong Koh and Nimish Shah are members of a group for the purposes of this Schedule 13G/A.

(2)       Consists of 557,018 ordinary shares owned by Venrock Healthcare Capital Partners, L.P., 101,892 ordinary shares owned by VHCP Co-Investment Holdings, LLC, 1,229,804 ordinary shares owned by Venrock Healthcare Capital Partners II, L.P. and 307,659 ordinary shares owned by VHCP Co-Investment Holdings II, LLC.

(3)       This percentage is calculated based upon 27,560,920 ordinary shares outstanding as of December 31, 2015, as set forth in Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on March 4, 2016.

CUSIP No. M2239P109

Introductory Note: This Schedule 13G/A is filed on behalf of Venrock Healthcare Capital Partners, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP LP”), VHCP Co-Investment Holdings, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Co-Investment”), Venrock Healthcare Capital Partners II, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP II LP”), VHCP Co-Investment Holdings II, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Co-Investment II”), VHCP Management, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management”), VHCP Management II, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management II” and collectively with VHCP LP, VHCP II LP, VHCP Co-Investment II, VHCP Management and VHCP Co-Investment, the “Venrock Entities”), Bong Koh (“Koh”) and Nimish Shah (“Shah”) in respect of ordinary shares of Alcobra Ltd.

Item 1.
(a)	Name of Issuer Alcobra Ltd.
(b)	Address of Issuer’s Principal Executive Offices Azrieli Triangle Building 132 Derech Menachem Begin 39th Floor Tel Aviv 6701101 Israel

Item 2.
(a)

Name of Person Filing
Venrock Healthcare Capital Partners, L.P.

VHCP Co-Investment Holdings, LLC

Venrock Healthcare Capital Partners II, L.P.

VHCP Co-Investment Holdings II, LLC

VHCP Management, LLC

VHCP Management II, LLC

Bong Koh

Nimish Shah

(b)	Address of Principal Business Office or, if none, Residence

New York Office:	Palo Alto Office:	Boston Office:

530 Fifth Avenue	3340 Hillview Avenue	34 Farnsworth Street

22nd Floor	Palo Alto, CA 94304	3rd Floor

New York, NY 10036		Boston, MA 02210

	(c)	Citizenship Each of the Venrock Entities was organized in Delaware. Koh and Shah are both United States citizens.
	(d)	Title of Class of Securities Ordinary shares, par value NIS 0.01 per share
	(e)	CUSIP Number M223P109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

CUSIP No. M2239P109

Item 4.	Ownership
	(a)	Amount beneficially owned as of December 31, 2016:

Venrock Healthcare Capital Partners, L.P.	2,196,373	(1)
VHCP Co-Investment Holdings, LLC	2,196,373	(1)
Venrock Healthcare Capital Partners II, L.P.	2,196,373	(1)
VHCP Co-Investment Holdings II, LLC	2,196,373	(1)
VHCP Management, LLC	2,196,373	(1)
VHCP Management II, LLC	2,196,373	(1)
Bong Koh	2,196,373	(1)
Nimish Shah	2,196,373	(1)

(b)	Percent of class as of December 31, 2016:

Venrock Healthcare Capital Partners, L.P.	8.0%
VHCP Co-Investment Holdings, LLC	8.0%
Venrock Healthcare Capital Partners II, L.P.	8.0%
VHCP Co-Investment Holdings II, LLC	8.0%
VHCP Management, LLC	8.0%
VHCP Management II, LLC	8.0%
Bong Koh	8.0%
Nimish Shah	8.0%

(c)	Number of shares as to which the person has, as of December 31, 2016:
	(i)	Sole power to vote or to direct the vote

Venrock Healthcare Capital Partners, L.P.	0
VHCP Co-Investment Holdings, LLC	0
Venrock Healthcare Capital Partners II, L.P.	0
VHCP Co-Investment Holdings II, LLC	0
VHCP Management, LLC	0
VHCP Management II, LLC	0
Bong Koh	0
Nimish Shah	0

CUSIP No. M2239P109

(ii)	Shared power to vote or to direct the vote

Venrock Healthcare Capital Partners, L.P.	2,196,373	(1)
VHCP Co-Investment Holdings, LLC	2,196,373	(1)
Venrock Healthcare Capital Partners II, L.P.	2,196,373	(1)
VHCP Co-Investment Holdings II, LLC	2,196,373	(1)
VHCP Management, LLC	2,196,373	(1)
VHCP Management II, LLC	2,196,373	(1)
Bong Koh	2,196,373	(1)
Nimish Shah	2,196,373	(1)

(iii)	Sole power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners, L.P.	0
VHCP Co-Investment Holdings, LLC	0
Venrock Healthcare Capital Partners II, L.P.	0
VHCP Co-Investment Holdings II, LLC	0
VHCP Management, LLC	0
VHCP Management II, LLC	0
Bong Koh	0
Nimish Shah	0

(iv)	Shared power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners, L.P.	2,196,373	(1)
VHCP Co-Investment Holdings, LLC	2,196,373	(1)
Venrock Healthcare Capital Partners II, L.P.	2,196,373	(1)
VHCP Co-Investment Holdings II, LLC	2,196,373	(1)
VHCP Management, LLC	2,196,373	(1)
VHCP Management II, LLC	2,196,373	(1)
Bong Koh	2,196,373	(1)
Nimish Shah	2,196,373	(1)

(1)      These shares are owned directly as follows: 557,018 ordinary shares are owned by Venrock Healthcare Capital Partners, L.P., 101,892 ordinary shares are owned by VHCP Co-Investment Holdings, LLC, 1,229,804 ordinary shares are owned by Venrock Healthcare Capital Partners II, L.P. and 307,659 ordinary shares are owned by VHCP Co-Investment Holdings II, LLC. VHCP Management, LLC is the general partner of Venrock Healthcare Capital Partners, L.P. and the manager of VHCP Co-Investment Holdings, LLC. VHCP Management II, LLC is the general partner of Venrock Healthcare Capital Partners II, L.P. and the manager of VHCP Co-Investment Holdings II, LLC. Messrs. Koh and Shah are the managing members of VHCP Management, LLC and VHCP Management II, LLC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

CUSIP No. M2239P109

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of a Group
Not Applicable

CUSIP No. M2239P109

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

Venrock Healthcare Capital Partners, L.P.			VHCP Co-Investment Holdings, LLC

By:	VHCP Management, LLC,		By:	VHCP Management, LLC,

	its General Partner			its Manager

By:	/s/ David L. Stepp		By:	/s/ David L. Stepp
	Name:	David L. Stepp		Name:	David L. Stepp

	Title:	Authorized Signatory		Title:	Authorized Signatory

VHCP Management, LLC

By:	/s/ David L. Stepp
	Name:	David L. Stepp

	Title:	Authorized Signatory

/s/ David L. Stepp, as attorney-in-fact

Nimish Shah

/s/ David L. Stepp, as attorney-in-fact

Bong Koh

Venrock Healthcare Capital Partners II, L.P.			VHCP Co-Investment Holdings II, LLC

By:	VHCP Management II, LLC,		By:	VHCP Management II, LLC,

	its General Partner			its Manager

By:	/s/ David L. Stepp		By:	/s/ David L. Stepp
	Name:	David L. Stepp		Name:	David L. Stepp

	Title:	Authorized Signatory		Title:	Authorized Signatory

VHCP Management II, LLC

By:	/s/ David L. Stepp
	Name:	David L. Stepp

	Title:	Authorized Signatory

CUSIP No. M2239P109

EXHIBITS

A:    Joint Filing Agreement

B:    Power of Attorney for Bong Koh (Incorporated by reference from Exhibit B to Schedule 13G filed on January 26, 2015)

C:    Power of Attorney for Nimish Shah

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares of Alcobra Ltd. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 13th day of February, 2017.

Venrock Healthcare Capital Partners, L.P.

By: VHCP Management, LLC
Its: General Partner

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

VHCP Co-Investment Holdings, LLC

By: VHCP Management, LLC
Its: Manager

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

VHCP Management, LLC

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

Venrock Healthcare Capital Partners II, L.P.

By: VHCP Management II, LLC
Its: General Partner

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

VHCP Co-Investment Holdings II, LLC

By: VHCP Management II, LLC
Its: Manager

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

VHCP Management II, LLC

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

/s/ Bong Koh
BONG KOH

/s/ Nimish Shah
NIMISH SHAH

EXHIBIT C

POWER OF ATTORNEY FOR SEC FILINGS

The undersigned hereby constitutes and appoints each of David L. Stepp, Sherman G. Souther and Lisa D. Harris, signing individually, the undersigned’s true and lawful attorney-in fact and agent to:

(i)                       prepare execute and file, for and on behalf of the undersigned, any and all documents and filings that are required or advisable to be made with the United States Securities and Exchange Commission, any stock exchange or similar authority, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, including without limitation (a) any Joint Filing Agreement under Rule 13d-1(k) of the Exchange Act (or any successor provision thereunder), Schedule 13D and Schedule 13G (or any successor schedules or forms adopted under the Exchange Act ) and any amendments thereto in accordance with Section 13 of the Exchange Act and the rules thereunder, and (b) Forms 3, 4 and 5 and any amendments thereto in accordance with Section 16(a) of the Exchange Act and the rules thereunder; and

(ii)                    take any other action of any nature whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of undersigned, is not assuming, nor is Venrock assuming, any of the undersigned’s responsibilities to comply with the Exchange Act, including without limitation Sections 13 and 16 of the Exchange Act.

This power of Attorney shall remain in full force and effect until the earliest to occur of (a) the undersigned is no longer required to file any form or document with respect to the undersigned’s holdings of and transactions in securities issued by a company, (b) revocation by the undersigned in a signed writing delivered to the foregoing attorney-in-fact, or (c) until such attorney-in-fact shall no longer be employed by VR Management, LLC (or its successor).

IN WITNESS WHEREOF, the undersigned has cause this Power of Attorney to be executed as of this 13th day of February, 2017.

/s/ Nimish Shah